UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Fundrise eFund, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by Fundrise eFund, LLC with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 27) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors”, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise eFund, LLC (formerly known as Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC) (the “Company”) is a Delaware limited liability company formed on November 19, 2015, to acquire property for the development, sale, and/or rental of Single Family Housing (as defined below) and last mile logistics centers in any metropolitan statistical area (“MSA”) in the United States. Operations substantially commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). The use of the terms “Fundrise eFund”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise eFund, LLC unless the context indicates otherwise.

We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any MSA in the United States as opportunity dictates. Along with acquiring the assets described in the foregoing sentence, we expect to continue to use substantially all of the net proceeds from our initial and subsequent Regulation A offerings of common shares of the Company (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We believe that the near and intermediate-term market for investment in the acquisition of property for the development, sale, and/or rental of Single Family Housing and last mile logistics centers serving those homes is compelling from a risk-return perspective. Given the growing preferences for more living space and the rise of work from home, we favor a strategy weighted toward targeting debt and equity investments in homes and townhomes, and last mile industrial serving those homes. The millennial generation (generally defined as people born between 1980 and 2000), the largest generation in American history, is coming of age when many will increasingly start families and we believe will have a strong preference for single family home living. A number of factors have created a pent-up Single Family Housing demand for millennials, including education and cultural trends, a strong preference for more living space, and technologies that change the way people work and live.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offerings and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel that the current and future market environment for the acquisition of property for the development and sale of Single Family Housing (including any existing or future government-sponsored programs) and last mile logistics centers provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of real estate assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record, and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol;

•	our Sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions; and

•	our Sponsor’s relationships with members of, and investors in, the Fundrise Platform that may enhance our ability to sell our Single Family Housing projects.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to focus on the macroeconomic driver of e-commerce to own and operate an attractive portfolio of well-located industrial assets to provide compelling performance to our investors over the long-term; and

•	to preserve, protect and return our investors’ capital contribution.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity monthly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive margins. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, home builders, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 27), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Offering Results

During the fourth quarter of 2022, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager. The Company may also continue to incur additional offering-related costs related to strategic initiatives, including potential business combinations. As of both December 31, 2024 and 2023, we have raised total gross offering proceeds of approximately $119.8 million from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). As of both December 31, 2024 and 2023, we have settled subscriptions in our Offerings and private placements of approximately 10.9 million of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price will be adjusted semiannually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal semiannual period (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$11.79	Form 1-U
June 30, 2023	$11.78	Form 1-U
December 30, 2023	$11.44	Form 1-U
June 29, 2024	$11.45	Form 1-U
December 31, 2024	$11.63	Form 1-U

Distributions

We do not expect to declare any distributions until sufficient returns, if any, have been received by the Company. In addition, as we expect to continue to primarily invest in the acquisition of last mile logistical centers or in properties that have significant capital requirements, these properties may not immediately generate cash flow from operations. Thus, our ability to make distributions may be negatively impacted. As of December 31, 2024, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) in the event that not all redemptions are honored in a given month, the redemption requests not fully honored must be resubmitted in order to be considered for redemption in a future month; and (ii) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

As of December 31, 2024 and 2023, approximately 4.8 million and 3.6 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the redemptions during the year ended December 31, 2024 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from investments in the development, sale, and/or rental of Single Family Housing and last mile logistics centers. We may also invest in other commercial, industrial, or residential properties and, to a lesser extent, in real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2024 and 2023, we had total net income of approximately $1.5 million and $490,000, respectively. Further information on the notable changes in our results are as follows:

Revenue

Interest Revenue

For the years ended December 31, 2024 and 2023, we earned interest revenue of approximately $181,000 and $297,000, respectively. The decrease in interest revenue, despite a higher ending principal balance as of December 31, 2024 compared to December 31, 2023, is primarily attributable to a lower average interest rate on investments held during the current year and the timing of certain investment closings later in the year resulting in a shorter accrual period.

Rental and Other Property Revenue

For the years ended December 31, 2024 and 2023, we earned rental and other property revenue of approximately $2.9 million and $2.8 million, respectively. The increase in rental and other property revenue is primarily attributable to increased performance at our industrial properties during the year ended December 31, 2024.

Expenses

Rental Real Estate Properties Operating and Maintenance

For the years ended December 31, 2024 and 2023, we incurred rental real estate properties operating and maintenance expenses of approximately $1.4 million and $1.1 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The increase in rental real estate properties operating and maintenance expenses is primarily due to increased maintenance and turnover costs at certain real estate properties during the year ended December 31, 2024.

Depreciation and Amortization

For the years ended December 31, 2024 and 2023, we incurred depreciation and amortization expense of approximately $1.3 million and $1.4 million, respectively. The decrease in depreciation and amortization expense is primarily attributable to the rental real estate properties sold during the year ended December 31, 2024.

Investment Management Fees – Related Party

For the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $688,000 and $840,000, respectively. The decrease in investment management fees is directly related to the decrease in the semiannual average net assets, as the investment management fee is calculated as a percentage of net assets each semiannual period. The overall decrease in average net assets is primarily attributable to redemptions throughout the year and the lower average fair value of our investments in 2024 compared to 2023.

General and Administrative Expenses

For the years ended December 31, 2024 and 2023, we incurred general and administrative expenses of approximately $689,000 and $803,000, respectively, which includes auditing and professional fees, legal fees, bank fees, and other costs associated with operating our business. The decrease in general and administrative expenses is primarily attributable to decreased legal fees associated with certain real estate properties, business consulting fees, and software and subscription expenses during the year ended December 31, 2024.

Other Income (Expenses)

Equity in Losses

For the years ended December 31, 2024 and 2023, we incurred equity in losses of approximately $670,000 and $29,000, respectively, from our equity method investment. As of both December 31, 2024 and 2023, the underlying property of our equity investment was under development. Fluctuations in equity investment earnings and losses is expected until development is complete or the property is sold. The increase in equity in losses during the year ended December 31, 2024 is primarily attributable to the impairment loss recognized on the underlying property of our equity investment.

Dividend Income

For the years ended December 31, 2024 and 2023, we earned dividend income of approximately $185,000 and $256,000, respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account.

Gain on Sale of Real Estate

For the years ended December 31, 2024 and 2023, we recognized approximately $2.8 million and $1.3 million, respectively, of gain on the sale of real estate. There were increased returns on the sales of twenty-seven single-family homes and two small lot ordinances sold during the year ended December 31, 2024. Comparatively, there were eleven single-family homes, one condo unit, and two small lot ordinances sold during the year ended December 31, 2023.

Impairment Loss

For the years ended December 31, 2024 and 2023, we incurred approximately $0 and $138,000, respectively, of impairment loss. The impairment loss recognized during the year ended December 31, 2023 was due to fire damage at one of our rental real estate properties.

Proceeds from Insurance

For the years ended December 31, 2024 and 2023, we recognized approximately $140,000 and $104,000, respectively, of insurance proceeds. The insurance proceeds recognized in both years were related to fire damage that occurred at one of our rental real estate properties in the second half of 2023. The amount recognized during the year ended December 31, 2024 is related to the resolution of the insurance claim and the amount recovered in excess of the estimated amount.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through December 31, 2024. See “Recent Developments” for a description of investments we have made since December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Residential Rental Real Estate Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
H41	90062	2 / 1	1,446	06/22/2017	$486,000	Initial	Update 1 Update 2
463 (1)	90037	3 / 1	1,176	07/07/2017	$532,000	Initial	Update 1 Update 2
W48 (2)	90062	2 / 1	1,446	08/09/2017	$553,000	Initial	Update 1 Update 2
416 (3)	90062	3 / 1	1,448	08/10/2017	$485,000	Initial	Update 1 Update 2
H412	90062	2 / 1.75	1,956	08/18/2017	$509,000	Initial	Update 1 Update 2
511(4)	90037	3 / 2	1,792	09/01/2017	$435,000	Initial	Update 1 Update 2
413 (5)	90037	2 / 1	1,092	09/12/2017	$435,000	Initial	Update 1 Update 2
291 (6)	90011	3 / 2	1,747	12/13/2017	$451,000	Initial	Update 1 Update 2
J28 (7)	90018	2 / 1	1,204	06/12/2018	$717,000	Initial	Update 1 Update 2
S15	90004	2 / 1	1,335	08/17/2018	$716,000	Initial	Update 1 Update 2
E91	90011	(8)	(8)	12/11/2018	$1,790,000	Initial	N/A
E62 (9)	90011	3 / 2	1,900	12/12/2018	$512,000	Initial	Update 1
W18 (10)	90062	2 / 1	1,500	12/14/2018	$512,000	Initial	Update 1
E855 (11)	90011	3 / 1	1,300	12/20/2018	$415,000	Initial	Update 1
E42 (12)	90016	3 / 2	1,350	02/14/2019	$717,000	Initial	Update 1
H30 (13)	90018	5 / 3.5	1,500	02/22/2019	$651,000	Initial	Update 1
G55 (14)	90016	3 / 2	1,500	03/21/2019	$728,000	Initial	Update 1
344 (15)(16)	20011	4 / 3.5	1,660	11/30/2020	$765,000	Initial	Update 1 Update 2
317 (15)(17)	90018	3 / 2	1,400	11/30/2020	$675,000	Initial	Update
E81 (15)(18)	90011	3 / 1	1,700	11/30/2020	$540,000	Initial	Update
S48 (15)(19)	90062	3 / 2	1,100	11/30/2020	$550,000	Initial	Update
E35 (15)	90011	3 / 1	1,148	11/30/2020	$530,000	Initial	Update
W47 (15)(20)	90011	3 / 1	1,305	11/30/2020	$455,000	Initial	Update
E22 (15)(21)	90011	2 / 1	1,008	11/30/2020	$455,000	Initial	Update
C33 (15)(22)	90011	3 / 2	1,113	11/30/2020	$470,000	Initial	Update
W11 (15)(23)	90037	2 / 1	1,210	11/30/2020	$505,000	Initial	Update
E19 (15)(24)	90018	2 / 1	1,308	11/30/2020	$670,000	Initial	Update
E85 (15)(25)	90011	3 / 1	1,320	11/30/2020	$510,000	Initial	Update
W114 (15)(26)	90037	5 / 1	2,401	11/30/2020	$680,000	Initial	Update
P50 (15)	90011	3 / 2	1,841	11/30/2020	$530,000	Initial	Update
E44 (15)(27)	90011	4 / 2	1,584	11/30/2020	$535,000	Initial	Update
C38 (15)(28)	90011	4 / 2	1,730	11/30/2020	$530,000	Initial	Update
W145 (15)(29)	90062	3 / 1.5	1,500	11/30/2020	$630,000	Initial	N/A
H95 (15)(30)	30310	3 / 2	1,300	11/30/2020	$288,000	Initial	N/A
A49 (15)(31)	30310	3 / 2	1,500	11/30/2020	$350,000	Initial	N/A
A50 (15)(32)	30310	3 / 2	1,400	11/30/2020	$345,000	Initial	N/A
251 (15)(33)	90043	2 / 1	1,000	11/30/2020	$550,000	Initial	N/A
M77 (15)(34)	30316	2 / 1	1,000	11/30/2020	$247,000	Initial	N/A
C387 (15)(35)	90062	3 / 2.5	1,100	11/30/2020	$700,000	Initial	N/A
236 (15)(36)	90018	3 / 2	1,800	11/30/2020	$735,000	Initial	N/A
O92 (15)(37)	30310	3 / 3	2,000	11/30/2020	$330,000	Initial	N/A
935 (15)(38)	90018	3 / 1	1,300	11/30/2020	$755,000	Initial	N/A
536 (15)(39)	90018	4 / 2	1,269	11/30/2020	$790,000	Initial	N/A
S375 (15)(40)	90018	4 / 3	1,678	11/30/2020	$760,000	Initial	N/A

(1)	463 was sold on October 7, 2024 for a sales price of approximately $730,000.

(2)	W48 was sold on February 15, 2023 for a sales price of approximately $824,900.

(3)	416 was sold on October 12, 2023 for a sales price of approximately $954,000.

(4)	511 was sold on May 1, 2024 for a sales price of approximately $715,000.

(5)	413 was sold on May 10, 2024 for a sales price of approximately $805,000.

(6)	291 was sold on June 21, 2024 for a sales price of approximately $740,000.

(7)	J28 was sold on January 6, 2023 for a sales price of approximately $950,000.

(8)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(9)	E62 was sold on February 23, 2024 for a sales price of approximately $599,000.

(10)	W18 was sold on July 30, 2024 for a sales price of approximately $750,000.

(11)	E855 was sold on September 13, 2023 for a sales price of approximately $629,500.

(12)	E42 was sold on March 22, 2024 for a sales price of approximately $955,000.

(13)	H30 was sold on September 11, 2024 for a sales price of approximately $850,000.

(14)	G55 was sold on March 26, 2024 for a sales price of approximately $950,000.

(15)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger.

(16)	344 was sold on July 31, 2024 for a sales price of approximately $890,000.

(17)	317 was sold on December 27, 2024 for a sales price of approximately $725,000.

(18)	E81 was sold on December 3, 2024 for a sales price of approximately $635,000.

(19)	S48 was sold on May 12, 2023 for a sales price of approximately $722,000.

(20)	W47 was sold on July 18, 2024 for a sales price of approximately $585,000.

(21)	E22 was sold on November 18, 2024 for a sales price of approximately $560,000.

(22)	C33 was sold on August 4, 2023 for a sales price of approximately $580,000.

(23)	W11 was sold on February 14, 2023 for a sales price of approximately $640,000.

(24)	E19 was sold on September 18, 2023 for a sales price of approximately $699,000.

(25)	E85 was sold on June 26, 2024 for a sales price of approximately $640,000.

(26)	W114 was sold on June 5, 2024 for a sales price of approximately $849,000.

(27)	This asset was classified as held for sale as of December 31, 2024.

(28)	C38 was sold on August 9, 2024 for a sales price of approximately $670,000.

(29)	W145 was sold on February 16, 2024 for a sales price of approximately $680,000.

(30)	H95 was sold on January 23, 2024 for a sales price of approximately $260,000.

(31)	A49 was sold on September 25, 2023 for a sales price of approximately $421,000.

(32)	A50 was sold on November 1, 2023 for a sales price of approximately $415,000.

(33)	251 was sold on March 27, 2024 for a sales price of approximately $717,000.

(34)	M77 was sold on January 24, 2024 for a sales price of approximately $305,000.

(35)	C387 was sold on August 31, 2023 for a sales price of approximately $745,000.

(36)	236 was sold on February 23, 2024 for a sales price of approximately $830,000.

(37)	O92 was sold on March 7, 2024 for a sales price of approximately $300,000.

(38)	935 was sold on June 28, 2024 for a sales price of approximately $860,000.

(39)	536 was sold on June 26, 2024 for a sales price of approximately $840,000.

(40)	S375 was sold on November 26, 2024 for a sales price of approximately $810,000.

Industrial Rental Real Estate Properties:

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
4700 Eisenhower Ave Controlled Subsidiary	Alexandria, VA	Industrial	45,000	12/06/2021	$14,100,000	5 Years	Initial	Update 1
Chattahoochee Ave Controlled Subsidiary	Atlanta, GA	Industrial	100,000	01/05/2022	$13,000,000	5 Years	Initial	N/A

Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Number of Entitled Lots	Overview (Form 1-U)
CNP 36 Properties (1)	90034	15,800	(1)	$2,705,000	12	Initial	Update 1
NPSC Westmoreland - Controlled Subsidiary (2)	90029	13,000	(2)	$2,143,000	14	Initial	Update 1 Update 2
NPSC Virgil - Controlled Subsidiary (3)	90029	19,150	(3)	$2,881,000	15	Initial	Update 1 Update 2 Update 3 Update 4 Update 5
RSE L6025 - Controlled Subsidiary	90042	27,000	(4)	$2,976,000	18	Initial	Update 1 Update 2
SC Group 6845 Figueroa, LLC	90042	18,400	(5)	(5)	12	Initial	Update 1 Update 2

(1)	CNP 36 Properties is comprised of two parcels: an approximately 8,300 square foot lot purchased on May 3, 2018 for approximately $1.6 million and an approximately 7,500 square foot lot purchased on March 23, 2018 for approximately $1.1 million. The CNP 36 Properties was sold on September 8, 2023 for a sales price of approximately $3.6 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of approximately $2.1 million. As of December 31, 2024, this loan was classified as “Investments in real estate debt” on the consolidated balance sheet. See debt investments below.

(2)	NPSC Westmoreland - Controlled Subsidiary is comprised of two parcels: an approximately 5,800 square foot lot purchased on March 15, 2018 for approximately $1.1 million and an approximately 7,200 square foot lot purchased on November 9, 2017 for approximately $1.0 million. The NPSC Westmoreland - Controlled Subsidiary was sold on December 23, 2024 for a sales price of approximately $2.8 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of approximately $2.5 million. As of December 31, 2024, this loan was classified as “Investments in real estate debt” on the consolidated balance sheet. See debt investments below.

(3)	NPSC Virgil - Controlled Subsidiary is comprised of three parcels: an approximately 5,750 square foot lot purchased on January 25, 2018 for approximately $921,000, an approximately 6,700 square foot lot purchased on January 19. 2018 for approximately $910,000, and an approximately 6,700 square foot lot purchased on December 27, 2017 for approximately $1.0 million. The NPSC Virgil Controlled Subsidiary was sold on April 25, 2022 for a sales price of approximately $3.2 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2.9 million. During 2023, this loan was classified as “Investments in real estate debt” on the consolidated balance sheet. As of December 31, 2023, the loan was fully repaid and is no longer outstanding. See debt investments below.

(4)	RSE L6025 Controlled Subsidiary is comprised of three parcels: L60 (acquired August 3, 2018) for approximately $794,000, L602 (acquired September 11, 2018) for approximately $952,000, and the latest investment, L6025, was acquired on June 26, 2019 for an initial purchase price of approximately $1.2 million. Proceeds were used to acquire approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes.

(5)	On February 3, 2019, the SC Group 6845 Figueroa, LLC senior loan (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the loan to May 3, 2019. The loan principal increased to approximately $2.4 million In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the investment in real estate debt. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020.

Residential Properties – Intended for Renovation:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
							Update 1
							Update 2
H13 - Controlled Subsidiary (1)	20009	2 / 1	2,072	11/30/2020	$1,228,000	Initial	Update 3
							Update 1
M20 - Controlled Subsidiary (1)(2)	20018	3 / 1	1,760	11/30/2020	$600,000	Initial	Update 2
							Update 1
G12 - Controlled Subsidiary (1)(3)	20009	6 / 2	3,316	11/30/2020	$1,252,000	Initial	Update 2
M184 (1)	90062	4 / 2	1,629	11/30/2020	$750,000	Initial	N/A
S56 (1)	90016	3 / 3	1,300	11/30/2020	$840,000	Initial	N/A
P29 (1)	90016	3 / 1	1,600	11/30/2020	$875,000	Initial	N/A
S37 (1)	90018	3 / 1	900	11/30/2020	$560,000	Initial	N/A

(1)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger.

(2)	M20 was sold on November 27, 2024 for a sales price of approximately $975,000.

(3)	The G12 – Controlled Subsidiary was comprised of two units. As of December 31, 2024, both units have been sold. The first unit sold on October 13, 2021 for a sales price of approximately $1.0 million and the second unit was sold on May 15, 2023 for a sales price of approximately $695,000.

Joint Venture, Senior Loans, and Other Investments:

Real Property Controlled Subsidiaries (Joint Venture Investments)	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Overview (Form 1-U)
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
1221 Virgil LLC (6)	90029	04/21/2022	4.0%	01/21/2023	$2,900,000	90.06%	90.6%	Initial	N/A
CNP 36 Senior Loan (7)	90034	09/08/2023	8.0%	06/08/2024	$2,100,000	58.3%	58.3%	Initial	Update
NPSC Westmoreland Senior Loan (8)	90029	12/24/2024	6.0%	09/23/2025	$2,475,000	90.0%	90.0%	Initial	N/A

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	Loan-to-value ratio (“LTV”), is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	Loan-to-cost ratio (“LTC”), is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On April 25, 2022, the NPSC Virgil – Controlled Subsidiary, previously held by the Company as an “Investment in real estate held for sale”, sold for a sales price of approximately $3.2 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2.9 million. As of December 31, 2023, the loan was fully repaid and is no longer outstanding. See Note 5, Investments in Real Estate Debt for further information.

(7)	On September 8, 2023, the CNP 36 Properties, previously held by the Company as an “Investment in real estate held for sale”, sold for a sales price of approximately $3.6 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2.1 million. See Note 5, Investments in Real Estate Debt for further information.

(8)	On December 23, 2024, the NPSC Westmoreland - Controlled Subsidiary, previously held by the Company as an “Investment in real estate held for sale”, sold for a sales price of approximately $2.8 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of approximately $2.5 million. See Note 5, Investments in Real Estate Debt for further information.

Other Investments

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1.0 million which is the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). On November 23, 2022, the agreement converted into 1,186,127 shares of Series B preferred stock of Saltbox, Inc. In connection with this conversion, we funded approximately $375,000 to the Saltbox Investment to acquire 400,827 additional shares of Series B preferred stock. See Form 1-U for the update and Note 7, Equity Securities in our consolidated financial statements for more information.

On October 21, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”). The Saltbox Warrants Controlled Subsidiary concurrently acquired warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). See Note 6, Derivative Financial Instruments in our consolidated financial statements for more information. See the initial Form 1-U for an overview.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2024, we had twenty-three investments totaling approximately $62.9 million in deployed capital and had approximately $7.3 million in cash and cash equivalents. As of December 31, 2023, we had forty-nine investments totaling approximately $78.1 million in deployed capital and had approximately $4.6 million in cash and cash equivalents. As of December 31, 2024, we anticipate that cash on hand, future cash flows from operations and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of April 25, 2025 or December 31, 2024. This amount does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past twelve months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. In September 2024, the Federal Reserve began its much anticipated rate cutting cycle, though recent announcements have suggested a slower or more uncertain path to additional cuts, which in turn initially translated to positive performance across most of the portfolio. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this recovery will continue to gain momentum in the coming years. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes (NOI).

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Federal Reserve, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated, meaning that the potential for similar or larger gains could be achieved as rates continue to come down. We expect the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that changing political administrations and changing policies will inevitably impact the economy, potentially through the deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens, more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only drive up investment demand but also further reduce future supply, compounding the existing supply constraints, resulting in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

As of April 25, 2025, the Company sold five real estate investments, one that was classified as held for sale, two that were classified as in-service, and two that were classified as held for improvement as of December 31, 2024. Sale proceeds totaled approximately $4.1 million.

Note Receivable

On April 4, 2025, the Company extended a promissory note to National Lending with a maximum principal amount of $1.5 million. The note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 3, 2026. As of April 25, 2025, the principal outstanding on the promissory note is $1.5 million.

On April 23, 2025, the Company extended a promissory note to National Lending with a maximum principal amount of $16.0 million. The note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 23, 2026. As of April 25, 2025, the principal outstanding on the promissory note is $3.7 million.

Debt Investment Maturity

On March 15, 2025, one of our investments in real estate debt matured. As of April 25, 2025, the total amount of principal and interest of approximately $2.1 million remains outstanding.

Mortgage Payable

On April 18, 2025, FRIND-Eisenhower, LLC and FRIND SB 1, LLC, which are wholly owned subsidiaries of the Company, entered a mortgage loan in the amount of $14.5 million, secured by the underlying real estate property. The loan has a maturity date on April 17, 2028 and bears a floating interest rate benchmarked at SOFR + 2.15%. As of April 25, 2025, the principal balance outstanding is approximately $14.5 million.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of the this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	48	Chief Executive Officer
Brandon T. Jenkins	39	Chief Operating Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	44	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2025 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares
Name of Beneficial Owner (1) (2)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	683	*
Brandon T. Jenkins	6	*
Bjorn J. Hall	234	*
Alison A. Staloch	169	*
All executive officers of our Manager as a group (4 persons)	1,092	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	Each listed beneficial owner has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements, in our consolidated financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise eFund, LLC

Independent Auditor’s Report

Members

Fundrise eFund, LLC

Opinion

We have audited the consolidated financial statements of Fundrise eFund, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Independent Auditor’s Report

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 25, 2025

Fundrise eFund, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$7,320	$4,563
Other assets, net	2,773	3,016
Investments in rental real estate properties, net	37,933	52,688
Investments in real estate held for improvement	9,559	9,355
Investments in real estate held for sale	348	4,501
Investment in equity method investee	3,014	2,959
Investments in real estate debt	4,575	2,100
Equity securities	1,486	1,486
Derivative financial instruments	27	29
Total Assets	$67,035	$80,697

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$335	$331
Deferred interest revenue	114	73
Rental security deposits and other liabilities	19	34
Due to related party	177	229
Redemptions payable	777	1,581
Below-market leases, net	17	21
Total Liabilities	$1,439	$2,269

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,898,060 and 10,898,060 shares issued, and 6,066,003 and 7,304,761 outstanding as of December 31, 2024 and 2023, respectively	63,950	78,272
Retained earnings	1,646	156
Total Members’ Equity	65,596	78,428
Total Liabilities and Members’ Equity	$67,035	$80,697

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Revenue
Interest revenue	$181	$297
Rental and other property revenue	2,867	2,849
Total revenue	3,048	3,146

Expenses
Rental real estate properties operating and maintenance	1,375	1,074
Depreciation and amortization	1,290	1,447
Investment management fees – related party	688	840
General and administrative expenses	689	803
Total expenses	4,042	4,164

Other income (expense)
Equity in losses	(670)	(29)
Dividend income	185	256
Gain on sale of real estate	2,831	1,315
Proceeds from insurance	140	104
Impairment Loss	-	(138)
Decrease in fair value of derivative financial instrument	(2)	-
Total other income (expense)	2,484	1,508

Net income	$1,490	$490

Net income per basic and diluted common share	$0.22	$0.06
Weighted average number of common shares outstanding, basic and diluted	6,674,326	8,084,496

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2022	8,647,206	$94,019	$(334)	$93,685
Redemptions of common shares	(1,342,445)	(15,720)	-	(15,720)
Offering costs	-	(27)	-	(27)
Net income	-	-	490	490
December 31, 2023	7,304,761	$78,272	$156	$78,428
Redemptions of common shares	(1,238,758)	(14,191)	-	(14,191)
Offering costs	-	(131)	-	(131)
Net income	-	-	1,490	1,490
December 31, 2024	6,066,003	$63,950	$1,646	$65,596

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
OPERATING ACTIVITIES:
Net income	$1,490	$490
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in losses	670	29
Depreciation and amortization	1,290	1,447
Amortization of below-market lease	(4)	(4)
Amortization of deferred leasing costs	203	166
Amortization of deferred rental revenue	26	325
Bad debt expense	43	38
Proceeds from insurance	(140)	(104)
Gain on sale of real estate	(2,831)	(1,315)
Impairment loss	-	138
Decrease in fair value of derivative financial instrument	2	-
Changes in assets and liabilities:
Net decrease (increase) in other assets	3	(624)
Net increase (decrease) in due to related party	(52)	193
Net increase (decrease) in accounts payable and accrued expenses	(26)	(609)
Net increase (decrease) in deferred interest revenue	41	73
Net increase (decrease) in rental security deposits and other liabilities	(15)	(4)
Net cash provided by (used in) operating activities	700	239
INVESTING ACTIVITIES:
Improvements of real estate held for improvement	(220)	(608)
Improvements in rental real estate properties	(88)	(263)
Improvements in real estate held for sale	(44)	(160)
Proceeds from sale of real estate	18,248	9,030
Investment in equity method investee	(725)	(321)
Repayment of real estate debt investment	-	2,900
Net cash provided by (used in) investing activities	17,171	10,578
FINANCING ACTIVITIES:
Offering costs paid	(119)	(27)
Redemptions paid	(14,995)	(15,291)
Net cash provided by (used in) financing activities	(15,114)	(15,318)

Net increase (decrease) in cash and cash equivalents	2,757	(4,501)
Cash and cash equivalents, beginning of year	4,563	9,064
Cash and cash equivalents, end of year	$7,320	$4,563

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY:
Investments in real estate debt through financing arrangement resulting from the sale of investments in real estate properties	$2,475	$2,100
Other asset reclassifications to real estate held for improvement	$-	$84

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

1.	Formation and Organization

Fundrise eFund, LLC was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any metropolitan statistical area (“MSA”) in the United States as opportunity dictates. Along with acquiring the assets described in the foregoing sentence, we expect to use substantially all of the net proceeds from our initial and subsequent offerings Regulation A offerings of common shares of the Company (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We have elected to be treated as a partnership for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise eFund, LLC except where the context otherwise requires. The Company has one reportable segment consisting of investments in real estate.

Each residential real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s initial and subsequent Offerings have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified $66.9 million of shares on December 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the fourth quarter of 2022, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act, as determined by the Manager. The Company may also continue to incur additional offering-related costs related to strategic initiatives, including potential business combinations.

As of December 31, 2024 and 2023, after redemptions, the Company has net common shares outstanding of approximately 6.1 million and 7.3 million respectively, including common shares held by related parties. As of both December 31, 2024 and 2023, 1,414 common shares were held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, at an average of $10.93 per share for an aggregate purchase price of approximately $15,500. As of both December 31, 2024 and 2023, Fundrise L.P. owned 26,872 common shares.

As of both December 31, 2024 and 2023, the Company’s total amount of equity outstanding on a gross basis was approximately $119.8 million. As of December 31, 2024 and 2023 all subscriptions had settled.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. On the consolidated statements of operations, the Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net income for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIE”) in accordance with FASB ASC 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2024 and 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Revenue

When an investment in real estate debt is funded net of a deferred interest reserve and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces the deferred interest revenue until such time that the reserve is exhausted or the investment in real estate debt is redeemed. Any remaining deferred interest revenue balance will be applied to the investment in real estate debt balance upon redemption.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the years ended December 31, 2024 and 2023, the Company directly incurred offering costs of approximately $131,000 and $27,000, respectively. As of December 31, 2024 and 2023, $11,000 and $0, respectively, remained payable.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2024 and 2023.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

 Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are (i) held as rental real estate properties or (ii) held for redevelopment or are in the process of being renovated.

 In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above-market leases, acquired in-place leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

 The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental and other property revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

The amortization of deferred leasing costs, such as lease incentives, is recorded as an adjustment to rental and other property revenue on the Company’s consolidated statements of operations. Lease incentives include costs incurred on behalf of the lessee whose benefit solely accrues to the lessee when determined at commencement of the lease. They include allowances for leasehold improvements determined to be assets of the lessee, moving costs, costs to terminate the lessee’s pre-existing lease, or other unspecified payments to incentivize the lessee to lease the space. Similarly, losses incurred by the Company as a result of assuming a lessee’s preexisting lease with a third party are also be considered a lease incentive. The Company will estimate the value of such lease incentive based on the total remaining costs reduced by the expected benefits from the assumed lease or use of the assumed underlying asset. At lease execution, lease incentives are accrued as a deferred cost and amortized as an adjustment to rental and other property revenue, on a straight-line basis over the accounting lease term.

 For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

 At the completion of the improvement plan, a property is classified as either a rental real estate property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 Costs capitalized in connection with property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 - 40 years
Site improvements	5 - 20 years
Furniture, fixtures and equipment	5 - 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2024 and 2023, impairment loss of approximately $0 and $138,000, respectively, was incurred.

Investments in Real Estate Held For Sale

 From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

 Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within investments in real estate held for sale on our consolidated balance sheets.

Investments in Real Estate Debt

 Our investments in real estate debt may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans, and preferred equity interests in unconsolidated joint ventures.

 Our investments in real estate debt are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of the allowance for credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of December 31, 2024 and 2023, no investments in real estate debt had an associated credit loss.

Investment in Equity Method Investee

  If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost and adjusted for contributions, distributions, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

 With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent a return on investment and cumulative distributions received in excess of the cumulative equity in earnings represent a return of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to our equity method investee during the years ended December 31, 2024 and 2023, respectively.

Equity Securities

 Equity securities are initially measured at the transaction price plus transaction costs. Equity securities with a readily determinable fair value are subsequently measured at fair value based on the quoted share price of the securities with any related gains and losses, including unrealized gains and losses, recognized in “Other income (expense)” in the accompanying Consolidated Statements of Operations. Equity securities without a readily determinable fair value are measured at cost, less any impairment, and are adjusted to fair value only when there are observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Dividends earned on equity securities are recognized in “Dividend Income” in the accompanying Consolidated Statements of Operations.

Derivative Financial Instruments

 Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value on derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase or (decrease) in fair value of derivative financial instrument.” In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase or (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Share Redemptions

 Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

 The Company’s redemption plan provides that on a monthly basis, subject to certain exceptions, an investor has the opportunity to obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

 The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. As of December 31, 2024, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

 Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of December 31, 2024, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2025	$837
2026	858
2027	880
2028	902
2029	924
Thereafter	2,703
Total	$7,104

For the year ended December 31, 2024, two tenants accounted for 100% of commercial operating leases.

Interest revenue is recognized on an accrual basis and includes, where applicable, the amortization of any related premiums, discounts, origination costs and fees. Interest revenue is recognized on investments in real estate debt classified as held to maturity securities and investments in debt securities.

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each real estate property is delivered and title and possession are transferred to the buyer. From time to time, we may finance a buyer’s acquisition of one of our real estate properties and the financing component may be significant. When the period between the date on which we transfer title and possession of the real estate property to the buyer and date on which the buyer is required to repay the financing component is one year or less, we employ practical expedient to not adjust the promised amount of consideration for the effects of the time value of money in determining the transaction price.

Recent Accounting Pronouncements

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company’s financial position or its results of operations.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The amendment is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

3.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of December 31, 2024, our rental real estate properties consisted of seven single-family residential rentals, one quadplex rental, and two industrial rentals. As of December 31, 2023, our rental real estate properties consisted of twenty-nine single-family residential rentals, one quadplex rental, and two industrial rentals.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2024 (1)	As of December 31, 2023 (2)
Land	$14,845	$23,989
Building and building improvements	19,327	24,380
Leasehold improvements	6,113	6,113
Site improvements	913	913
Furniture, fixtures, and equipment	13	37
Total gross investment in rental real estate properties	$41,211	$55,432
Less: accumulated depreciation	(3,278)	(2,744)
Total investment in rental real estate properties, net	$37,933	$52,688

(1)	During the year ended December 31, 2024, six real estate investments were determined to be classified as held for sale and were reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for sale” on the consolidated balance sheets for a total reclass of approximately $3.0 million, net of approximately $257,000 of accumulated depreciation. During the year ended December 31, 2024, seventeen investments in rental real estate properties, with a cost basis of approximately $10.6 million, net of approximately $509,000 of accumulated depreciation, were sold for total proceeds of approximately $12.6 million.
(2)	During the year ended December 31, 2023, impairment loss of approximately $138,000 was recognized on one rental real estate property and was recorded to “Investments in rental real estate properties, net” on the consolidated balance sheets.

As of December 31, 2024 and 2023, the carrying amount of the rental real estate properties above included cumulative capitalized acquisition costs of approximately $756,000 and $853,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $359,000 and $438,000, respectively.

During the years ended December 31, 2024 and 2023, the Company recognized approximately $1.3 million and $1.4 million, respectively, of depreciation expense on rental real estate properties. Depreciation expense during the year ended December 31, 2024 included approximately $119,000 from investment properties that were either reclassified or sold during the year.

As of both December 31, 2024 and 2023, we had eight single-family residential properties held for improvement.

The following table presents our real estate held for improvement (amounts in thousands):

	As of December 31, 2024	As of December 31, 2023
Land	$6,382	$6,382
Building and building improvements	2,468	2,473
Work in progress	709	500
Total investment in real estate held for improvement	$9,559	$9,355

As of both December 31, 2024 and 2023, real estate held for improvement included capitalized acquisition costs of approximately $95,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $58,000.

4.	Investments in Real Estate Held for Sale

As of December 31, 2024 and 2023, we had one and seven single family residential properties held for sale, respectively.

The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of December 31, 2024 (1)	As of December 31, 2023
Land	$159	$2,138
Building and building improvements	189	2,363
Total investment in real estate held for sale	$348	$4,501

(1)	During the year ended December 31, 2024, six real estate investments were determined to be classified as held for sale and were reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for sale” on the consolidated balance sheets for a total reclass of approximately $3.0 million. During the year ended December 31, 2024, twelve investments in real estate held for sale, with a cost basis of approximately $7.2 million, were sold for total proceeds of approximately $5.6 million.

As of December 31, 2024 and 2023, residential property held for sale included capitalized acquisition costs of approximately $0 and $95,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $58,000, respectively.

5.	Investments in Real Estate Debt

As of December 31, 2024 and 2023, the Company held two and one investments in real estate debt, respectively.

The following table describes our investments in real estate debt activity (amounts in thousands):

Investments in Real Estate Debt	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$2,100	$2,900
Investments (1)(2)	2,475	2,100
Principal repayments (3)	-	(2,900)
Ending balance	$4,575	$2,100

(1)	On September 7, 2023, the CNP 36 Properties, previously held by the Company as “Investment in real estate held for sale”, sold for a sales price of approximately $3.6 million. To finance the acquisition, the purchaser entered into a first mortgage bridge loan with the Company. The loan carries an initial term of nine months with one three-month extension option. The loan matured in June 2024 and was subsequently extended twice, first through September 2024 and then through March 2025.
(2)	On December 23, 2024, the NPSC Westmoreland – Controlled Subsidiary, previously held by the Company as “Investment in real estate held for sale”, sold for a sales price of approximately $2.8 million. To finance the acquisition, the purchaser entered into a first mortgage bridge loan with the Company. The loan carries an initial term of nine months with one three-month extension option.
(3)	On April 22, 2022, the NPSC Virgil – Controlled Subsidiary, previously held by the Company as “Investment in real estate held for sale”, sold for a sales price of approximately $3.2 million. To finance the acquisition, the purchaser entered into a first mortgage bridge loan with the Company. The loan carried an initial term of nine months. The loan matured in January 2023 and was extended through April 2023. The investment began incurring default interest in April 2023 due to non-payment of principal and outstanding interest. As of December 31, 2023, the loan was fully repaid and is no longer outstanding.

Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of both December 31, 2024 and 2023, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

6.	Derivative Financial Instruments

Saltbox, Inc. Common Stock Warrants

On October 21, 2021, our wholly-owned subsidiary, FR-SB Warrants, LLC, acquired warrants to purchase 896,426 shares of common stock of Saltbox, Inc. with an exercise price of $0.11 per share (the “Warrants”). The Warrants were granted to us by Saltbox, Inc. to incentivize performance under a real estate services agreement with Saltbox, Inc., whereby the Company pledged, but did not commit, funds towards the acquisition and development of industrial properties for lease to Saltbox, Inc. in exchange for exclusivity rights in certain markets. The Warrants were subject to a vesting schedule based on certain deployment milestones. The real estate services agreement had expired as of December 31, 2023; therefore, as of both December 31, 2024 and 2023, 89,642 warrants had vested and we do not expect any additional warrants to vest.

The Warrants are classified as a derivative financial instrument on our consolidated balance sheets because they permit cashless exercise. We obtained the Warrants for investment purposes. We have not designated the Warrants in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the Warrants are recognized immediately through earnings. For the years ended December 31, 2024 and 2023, we recognized a decrease in the fair value of the derivative financial instruments related to the Warrants of approximately $2,000 and $0, respectively, in our consolidated statements of operations.

The fair value of our derivatives is estimated based on unobservable market inputs, such as option pricing and discounted cash flow models. The fair value of our derivatives as of December 31, 2024 and 2023 is shown below (dollar amounts in thousands):

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2024	Fair Value as of December 31, 2023
Saltbox, Inc. Common Stock Warrants	89,642 shares	10/21/2021	10/31/2026	$27	$29

7.	Equity Securities

Saltbox, Inc. Preferred Stock

Effective August 18, 2021, our wholly-owned subsidiary, FR-SB 1, LLC, entered into a Simple Agreement for Future Equity (“SAFE”) with Saltbox, Inc. for $1,000,000. Upon certain triggering events, the SAFE would automatically terminate in exchange for shares of preferred stock in Saltbox, Inc. at a discount to fair market value, or entitle us to receive cash proceeds equal to or in excess of the initial investment. On November 23, 2022, the SAFE held by our wholly-owned subsidiary, FR-SB 1, LLC, automatically terminated in exchange for 1,186,127 shares of preferred stock of Saltbox, Inc. Concurrently, we purchased an additional 400,827 shares of preferred stock.

The preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. The carrying value of the stock is adjusted only when there are observable price changes in orderly transactions for identical or similar investments. For the years ended December 31, 2024 and 2023, we recognized no such impairment or observable price changes.

The balance of our equity securities as of December 31, 2024 and 2023 are shown below (dollar amounts in thousands):

Equity Security	Acquisition Date	As of December 31, 2024	As of December 31, 2023
Saltbox, Inc. Preferred Stock	11/23/2022	$1,486	$1,486

8.	Investment in Equity Method Investee

The table below presents the activity of the Company’s investment in equity method investee as of and for the periods presented (amounts in thousands):

Investment in Equity Method Investee:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$2,959	$2,667
Additional investments in equity method investee	725	321
Equity in losses of equity method investee	(670)	(29)
Ending balance	$3,014	$2,959

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2023
Real estate assets, net	$2,993	$2,959
Other assets	25	6
Total assets	$3,018	$2,965

Other liabilities	$1	$-
Equity	3,017	2,965
Total liabilities and equity	3,018	2,965
Company’s equity investment	$3,014	$2,959

Condensed income statement information:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Total revenue	$-	$-
Total expenses	27	29
Total other income (expense)	(647)	-
Net loss	$(674)	$(29)
Company’s equity in net loss of investee	$(670)	$(29)

9.	Fair Value of Financial Instruments

 We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

 Level 1 – Quoted market prices in active markets for identical assets or liabilities.

 Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

 Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, contractual receivables, and other assets reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

The carrying amount of the Company’s equity securities approximates fair value as the preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. We noted no observable price changes for identical or similar investment transactions and we recognized no impairment as of both December 31, 2024 and 2023 (Level 3). See Note 7, Equity Securities, for further details.

The only financial instruments as of December 31, 2024 and 2023 that are recorded at fair value on the consolidated balance sheets on a recurring basis are the derivative financial instruments. As of December 31, 2024 and 2023, management estimated the fair value of our derivative financial instrument to be approximately $27,000 and $29,000, respectively. We classify these fair value measurements as Level 3 as we use significant unobservable inputs for these fair value measurements. See Note 6, Derivative Financial Instruments, for detail of these valuation inputs.

As of December 31, 2024 and 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	December 31, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Investments in real estate debt	$4,575	$4,575	$2,100	$2,100
Total	$4,575	$4,575	$2,100	$2,100

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Investments in Real Estate Debt (Level 3): The fair values of our real estate debt investments are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

 The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s Offerings, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Offering Cost for amount of offering costs incurred and payable as of December 31, 2024 and 2023.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2024 and 2023, the Manager incurred approximately $69,000 and $120,000 of costs on our behalf, respectively. As of December 31, 2024 and 2023, approximately $0 and $25,000 were due and payable to the Manager, respectively.

 The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. Beginning January 1, 2019, this fee has been based on our net assets at the end of the prior semiannual period.

The Manager waived the investment management fee from January 1, 2019 through December 31, 2022. For the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $688,000 and $840,000, respectively. As of December 31, 2024 and 2023, approximately $163,000 and $204,000, respectively, were due and payable to the Manager.

The Company may be charged by the Manager a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the Single Family housing project or if there is no outside developer of the Single Family housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the years ended December 31, 2024 and 2023, respectively. The Manager has waived all development fees from inception through December 31, 2024.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the years ended December 31, 2024 and 2023, no special servicing fees have been incurred. As of December 31, 2024 and 2023, no special servicing fees were payable to the Manager.

The Company will also pay the Manager a disposition fee in the event that a Single Family housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. The Manager waived the disposition fees incurred for the years ended December 31, 2024 and 2023. Therefore, as of December 31, 2024 and 2023, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. During each of the years ended December 31, 2024 and 2023, the Company purchased one investment that was warehoused or owned by Fundrise Lending, LLC.

 For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2024 and 2023, fees of approximately $20,000 and $25,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 26,872 shares as of both December 31, 2024 and 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 1,414 common shares as of both December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, the Sponsor incurred approximately $74,000 and $87,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of December 31, 2024 and 2023, approximately $14,000 and $0 of operational costs were due and payable, respectively.

For both the years ended December 31, 2024 and 2023, there were no acquisition fees incurred or paid to the Sponsor related to investments in rental real estate properties. As of both December 31, 2024 and 2023, no acquisition fees were payable to the Sponsor.

11.	Economic Dependency

 Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 25, 2025 for potential recognition or disclosure.

Investments

As of April 25, 2025, the Company sold five real estate investments, one that was classified as held for sale, two that were classified as in-service, and two that were classified as held for improvement as of December 31, 2024. Sale proceeds totaled approximately $4.1 million.

Note Receivable

On April 4, 2025, the Company extended a promissory note to National Lending with a maximum principal amount of $1.5 million. The note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 3, 2026. As of April 25, 2025, the principal outstanding on the promissory note is $1.5 million.

On April 23, 2025, the Company extended a promissory note to National Lending with a maximum principal amount of $16.0 million. The note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 23, 2026. As of April 25, 2025, the principal outstanding on the promissory note is $3.7 million.

Debt Investment Maturity

On March 15, 2025, one of our investments in real estate debt matured. As of April 25, 2025, the total amount of principal and interest of approximately $2.1 million remains outstanding.

Mortgage Payable

On April 18, 2025, FRIND-Eisenhower, LLC and FRIND SB 1, LLC, which are wholly owned subsidiaries of the Company, entered a mortgage loan in the amount of $14.5 million, secured by the underlying real estate property. The loan has a maturity date on April 17, 2028 and bears a floating interest rate benchmarked at SOFR + 2.15%. As of April 25, 2025, the principal balance outstanding is approximately $14.5 million.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed on March 31, 2017)
2.2*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed on March 31, 2017)
2.3*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-K filed on April 19, 2021)
2.4*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Form 1-SA filed on September 27, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof included as Appendix A to the Company’s Offering Circular filed on May 22, 2019)
6.1*	Form of License Agreement between Fundrise eFUND, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on March 31, 2017)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on March 31, 2017)
6.3*	Form of Merger Agreement dated by and among Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise National For-Sale Housing eFUND, LLC and Fundrise For-Sale Housing eFUND – Washington DC, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A/A filed November 16, 2020)

* Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 25, 2025.

Fundrise eFund, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 25, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 25, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)